One Ferry Building . Suite 200 San Francisco, California 94111-4213	main: 415.391.4800 fax: 415.989.1663 web: www.coblentzlaw.com

Sara E. Finigan
Direct: 415.772.5761
Email: sfinigan@cpdb.com

June 10, 2008

VIA EDGAR TRANSMISSION AND FACSIMILE

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Mendocino Brewing Company, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed April 14, 2008
File No. 001-13636

Dear Ms. Jenkins,

We have been asked by Mendocino Brewing Company, Inc. (the "Company") to respond on its behalf to your comment letter dated May 27, 2008. For your convenience, we have repeated your comment in bold type below.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 9A. Internal Control over Financial Reporting, page 20

1.    We note that management's report on internal control over financial reporting does not comply with paragraph (a)(3) of Item 308(T) of Regulation S-K. Specifically, management's conclusion should clearly state that your internal control over financial reporting is either effective or ineffective, not "appropriate." Please confirm that in future filings, you will revise your disclosure to address the matters noted above.

In response to the Commission's comment, the Company has amended Item 9A. of its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007 to state that based on management's assessment of the Company's internal control over financial reporting, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007. Simultaneously with the submission of this letter, the Company has provided to the Commission via EDGAR a marked copy of Amendment No. 2 to the Company's Form 10-K/A for the fiscal year ended December 31, 2007 indicating such change in the Company's prior disclosure. In future filings, the Company shall clearly state that its internal control over financial reporting is either effective or ineffective.

If the Commission has any additional questions or needs any additional information relating to this matter, please feel free to contact me on my direct line at (415) 772-5761.

Sincerely,

/s/ Sara E. Finigan
Sara E. Finigan

SEF:dv

STATEMENT OF PRESIDENT OF

MENDOCINO BREWING COMPANY, INC.

As President of Mendocino Brewing Company, Inc. (the “Company”), in connection with the receipt of that certain letter of comment from Tia Jenkins, of the United States Securities and Exchange Commission (the “Commission”), dated May 27, 2008, I hereby make the following statements on behalf of the Company: The Company acknowledges and agrees that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure made in its filings under the Securities Exchange Act of 1934, as amended, (the “Filings”);

(2)	Staff comments on the Filings or changes to disclosures contained in any Filings in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

(3)	The Company may not assert staff comments to the Filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mendocino Brewing Company, Inc.

Dated: June 10, 2008	/s/ Yashpal Singh
Yashpal Singh, President and CEO